
June 30, 2010

Mr. David H. Welch
President and Chief Executive Officer
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

> **Re:** **Stone Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Schedule 14 A Definitive Proxy Statement**
> **Filed March 30, 2010**
> **File No. 001-12074**

Dear Mr. Welch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your prospectus supplements pursuant to Rule 424(b)(2) and Rule 424(b)(5), file numbers 333-158998 and 333-161391. We are unable to locate unqualified legality opinions for these securities offerings covered by the shelf registration statements filed on Form S-3, file numbers 333-158998 and 333-161391, declared effective on May 18, 2009 and August 28, 2009, respectively. Please file the unqualified opinions in a Form 8-K or by post-effective amendment, or advise. Please consider Compliance and Disclosure Interpretation 212.05 for 1933 Act Rules as guidance.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors, page 8

We may not be insured against all of the operating risks to which our business is exposed, page 12

2.   We note your disclosure that "[i]n accordance with industry practice, we maintain insurance against some, but not all, of the operating risks to which our business is exposed."   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from any catastrophic occurrences involving your operations or equipment. For example, and without limitation, please address the following:

- applicable insurance policies including the applicable policy limits related to your insurance coverage;

- whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- to the extent any of your contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to your obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids.

Please provide a sample of your proposed disclosure for our review.

Properties, page 16

Oil and Natural Gas Reserves, page 16

3.   We note your disclosure that the reserves committee "provides oversight in regards to reserve estimation and analysis". Your related disclosure in the proxy statement states that the principal function of the committee is to assist management in reviewing and assessing proved reserve estimates and that the reserves committee meets "at least annually in executive session" with the independent reservoir engineers. Expand your disclosure to clarify whether the

reserves committee is responsible for selecting the third party engineering firm that prepares your year-end reserves estimates. Also clarify the extent to which the reserves committee oversees the work of the third party engineering firm. If the reserves committee selects an in-house technical person (outside of the reserve committee) to oversee the work of the third party engineering firm, please disclose the qualifications of such person.

4. We note your disclosures indicating that you expect to drill 90% of your proved undeveloped reserves within the next 5 years, however you have had no material conversions in 2009. Please expand your disclosures to clarify your planned schedule for development of these reserves and include disclosures required by Item 1203(c) of Regulation S-K pertaining to any investments and progress made towards conversion that occurred during the year.

Financial Statements

Note 16 – Commitments and Contingencies, page F-26

5. We note your disclosures related to your dispute over potential franchise taxes owed to the state of Louisiana indicating that the company "intends to vigorously defend itself against these claims". Please tell us if you have accrued or plan to accrue any amounts for this contingency in your financial statements. Also, if it is reasonably possible that this or any unaccrued contingency could have a material impact on your financial statements, you should disclose the range of reasonably possible loss or state that no such estimate can be made to comply with FASB ASC paragraph 450-20-50.

Note 18 – Oil and Gas Reserve Information, page 30

6. Please disclose the reasons for the significant changes in the quantities of your proved reserves to comply with FASB ASC paragraph 932-235-50-5.

Exhibit 99.1

7. We note that the ninth paragraph after the reserve table in the report provided by your third party petroleum engineering firm includes a reference to "generally accepted petroleum engineering and evaluation principles." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of generally accepted petroleum engineering and evaluation principles. With a view toward disclosure, please consult with your third party engineers and then explain to us the basis for their concluding that such principles have been sufficiently established so as to judge that the reserve information has

been prepared in conformity with them. And if this is their view, please refer us to their source of this compilation of principles.

Schedule 14 A Definitive Proxy Statement, filed March 30, 2010

General

8.   Please confirm in writing that you will comply with the following comments relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Executive Compensation Components, page 22

Annual Cash Incentive/Discretionary Bonus Compensation, page 22

9.   We note the reserves performance target used to determine a portion of the annual cash incentive compensation award. Expand your disclosure to clarify whether the executives that are eligible to receive such bonuses calculate (or are responsible for calculating) the reserves.

10.   In addition, if the reserves performance target amount for 2010 is based upon the amounts contained in the third party engineering report, please so state.

11.   We note the safety performance target used to determine a portion of the annual cash incentive compensation award is based on your total recordable incident rate measure of "the number of safety incidents per 200,000 man-hours worked for employees and certain contractors". We further note your disclosure that there is a "strong correlation between long term business performance and safety performance". In an appropriate section of your Form 10-K filing, please include a discussion of your safety performance referencing capital expenditures, safety programs, statistical measures (including those reported to regulatory bodies) or any other measures that your organization utilizes to monitor performance. Explain how these various measures factor into your assessment of your safety performance.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director